                                    Form 11-K
                                  Annual Report

                        Pursuant to Section 15(D) of the
                       Securities and Exchange Act of 1934

(MARK ONE:)

    [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES AND EXCHANGE ACT OF 1934

                 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

    [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES AND EXCHANGE ACT OF 1934
                 FOR THE TRANSITION PERIOD FROM               TO

COMMISSION FILE NUMBER: 0-24268

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  PALM HARBOR HOMES, INC. EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Palm Harbor Homes, Inc.
                       15303 N. Dallas Parkway, Suite 800
                             Addison, TX 75001-4600

           FINANCIAL STATEMENTS AND SUPPLEMENTAL
           SCHEDULE AND EXHIBIT

      Palm Harbor Homes, Inc. Employee Savings Plan
      Years ended December 31, 2002 and 2001

                            Palm Harbor Homes, Inc.
                             Employee Savings Plan


                            Financial Statements and
                       Supplemental Schedule and Exhibit

                     Years ended December 31, 2002 and 2001


                                    CONTENTS

Report of Independent Auditors...................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits..................................2
Statements of Changes in Net Assets Available for Benefits.......................3
Notes to Financial Statements....................................................4

Supplemental Schedule and Exhibit

Schedule H; Line 4i - Schedule of Assets (Held At End of Year)
Consent of Independent Auditors

                         Report of Independent Auditors

Plan Administrator
Palm Harbor Homes, Inc. Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Palm Harbor Homes, Inc. Employee Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                           /s/ Ernst & Young LLP


May 7, 2003, except for
Note 7, as to which
the date is June 19, 2003

                  Palm Harbor Homes, Inc. Employee Savings Plan

                 Statements of Net Assets Available for Benefits


                                                            DECEMBER 31
                                                       2002              2001
                                                   -----------       -----------
ASSETS
Cash                                               $    36,951       $     7,206
Investments                                         40,987,363        45,832,126

Receivables:
   Employee contributions                              300,197           359,666
   Employer contributions                              117,348           126,857
   Interest income                                         262                --
                                                   -----------       -----------
Total receivables                                      417,807           486,523
                                                   -----------       -----------
Total assets                                        41,442,121        46,325,855

LIABILITIES
Contributions refundable                               203,275           248,580
                                                   -----------       -----------
Net assets available for benefits                  $41,238,846       $46,077,275
                                                   ===========       ===========


See accompanying notes.

                  Palm Harbor Homes, Inc. Employee Savings Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                 YEAR ENDED DECEMBER 31
                                                                  2002            2001
                                                              ------------    ------------
ADDITIONS
Investment loss:
   Net depreciation in fair value of investments              $ (6,194,433)   $ (2,934,505)
   Interest and dividends                                          639,647       1,003,269
                                                              ------------    ------------
                                                                (5,554,786)     (1,931,236)

 Contributions:
   Employee                                                      4,751,951       5,670,511
   Employer                                                      1,682,592       1,797,636
   Rollover                                                        118,103         197,595
                                                              ------------    ------------
Total contributions                                              6,552,646       7,665,742
                                                              ------------    ------------
Net additions                                                      997,860       5,734,506

DEDUCTIONS
Benefit payments                                                 5,787,136       5,360,552
Administrative expenses                                             49,153          41,502
                                                              ------------    ------------
Total deductions                                                 5,836,289       5,402,054
                                                              ------------    ------------

Net increase (decrease)                                         (4,838,429)        332,452

Net assets available for benefits at beginning of year          46,077,275      45,744,823
                                                              ------------    ------------
Net assets available for benefits at end of year              $ 41,238,846    $ 46,077,275
                                                              ============    ============


See accompanying notes.

                  Palm Harbor Homes, Inc. Employee Savings Plan

                          Notes to Financial Statements

                           December 31, 2002 and 2001

1. DESCRIPTION OF PLAN

The following description of the Palm Harbor Homes, Inc. Employee Savings Plan
(Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined-contribution plan covering all employees of Palm Harbor Homes, Inc. (the Company), who have at least three consecutive months of service. Effective April 1, 2001, the Plan Agreement was amended to allow employees immediate eligibility on the first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Effective December 1, 2002, participants may contribute up to 18% of pretax annual compensation, as defined in the Plan. Effective April 1, 2002, the definition of compensation of the Plan Agreement was amended to exclude amounts paid pursuant to the long-term incentive plan. Participants may also contribute amounts representing distributions from other qualified plans. The Company contributes on a Plan-year basis 50% of the first 6% of compensation that a participant contributes to the Plan. Participants are eligible for an allocation of the employer contributions beginning on the enrollment date coinciding with or following the date on which they have completed one year of eligible service.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, the Company's matching contributions and allocations of Plan earnings. Allocations of Plan earnings are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance. Forfeited balances of terminated participants' nonvested accounts are used to reduce Plan expenses and/or future Company contributions. At December 31, 2002 and 2001, $10,544 and $20,619, respectively, were available to be used for future Plan expenses or Company contributions. During 2002 and 2001, forfeitures of $314,700 and $396,454, respectively, were used to supplement the Company contributions.

                  Palm Harbor Homes, Inc. Employee Savings Plan

1. DESCRIPTION OF PLAN (CONTINUED)

Upon enrollment in the Plan, a participant may direct employer and employee contributions in 1% increments in any of 16 investment options. Participants may change their investment options daily.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants vest in Company contributions as follows: two years - 20%; three years - 40%; four years - 60%; and five years - 100%.

PARTICIPANT LOANS RECEIVABLE

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their vested account balance or $50,000 (adjusted for loan payments during the previous year). A participant may have only one loan outstanding at any time. Loan terms range from up to five years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates at the prime rate plus 1% as determined by the plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

BENEFIT PAYMENTS

Upon termination of service, death, disability, or retirement, a participant or beneficiary may receive a lump-sum amount equal to the vested value of his or her account. Effective January 1, 2002, the Plan was amended to eliminate the annuity form of benefit payments. Upon the death of a participant who is a current employee, the account is automatically 100% vested. If a participant's account is $5,000 or less, the balance of such account will be distributed in a lump-sum amount upon retirement, disability, death, or termination of employment.

                  Palm Harbor Homes, Inc. Employee Savings Plan

1. DESCRIPTION OF PLAN (CONTINUED)

ADMINISTRATION

The Plan is administered by the Company. Fidelity Management Trust Company (Fidelity) serves as trustee, and Fidelity Institutional Retirement Services Company serves as recordkeeper.

Costs and expenses of administering the Plan are paid by the Company unless paid by the Plan.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants are 100% vested in their account balances. The assets of the Plan would then be distributed to participants in proportion to their vested interests.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements are prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain prior year amounts have been reclassified to conform to the current year presentation.

                  Palm Harbor Homes, Inc. Employee Savings Plan

2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

VALUATION OF INVESTMENTS

Investments in registered investment companies held by Fidelity are valued based on published market prices which represent the net asset values of the shares held by the Plan at year-end. Investments in the unitized stock fund are determined by the combined value of the underlying common stock and short-term cash position. The fair value of the common stock portion of the fund is based on the closing price of the common stock on its primary exchange. Participant loans are recorded at carrying value, which approximates fair value. The short-term cash portion of the unitized stock fund is recorded at cost, which approximates fair value.

The Plan provides for investments in various investment securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Purchases and sales of investments are recorded on a trade-date basis.

3. INVESTMENTS

During 2002 and 2001, the Plan's investments (including investments purchased and sold as well as held during the year) appreciated/(depreciated) in fair value as determined by published market prices as follows:

                                                       YEAR ENDED DECEMBER 31
                                                        2002           2001
                                                    -----------    -----------
Palm Harbor Homes, Inc. common stock                $  (788,583)   $ 1,119,382
Shares of registered investment companies            (5,405,850)    (4,053,887)
                                                    -----------    -----------
Net depreciation in fair value of investments       $(6,194,433)   $(2,934,505)
                                                    ===========    ===========

                  Palm Harbor Homes, Inc. Employee Savings Plan

3. INVESTMENTS (CONTINUED)

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                            DECEMBER 31
                                                         2002         2001
                                                      ----------   ----------
Fidelity Magellan Fund                                $7,009,406   $9,265,118
Fidelity ContraFund                                    7,090,124    8,561,500
Fidelity Growth and Income Fund                        5,871,659    8,024,062
Fidelity Asset Manager Fund                            2,848,247    3,263,093
Fidelity Retirement Government Money Market Fund       6,453,496    6,426,824
Palm Harbor Homes, Inc. Common Stock                   2,992,646    3,290,251
Participant loans                                      2,621,487    2,471,070


4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 11, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5. CONTRIBUTIONS REFUNDABLE

Contributions refundable represents excess contributions refundable to certain participants in order to comply with certain nondiscrimination requirements.

                  Palm Harbor Homes, Inc. Employee Savings Plan

6. RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                              DECEMBER 31
                                                          2002           2001
                                                      ------------   ------------
Net assets available for benefits per the
  financial statements                                $ 41,238,846   $ 46,077,275
Benefits payable at end of year                                 --        (13,971)
Contributions refundable at end of year                    203,275             --
                                                      ------------   ------------
Net assets available for benefits per the Form 5500   $ 41,442,121   $ 46,063,304
                                                      ============   ============

The following is a reconciliation of benefit payments to participants per the financial statements to the Form 5500:

                                                       YEAR ENDED DECEMBER 31,
                                                         2002           2001
                                                     -----------    -----------
Benefit payments to participants per the
  financial statements                               $ 5,787,136    $ 5,360,552
Add benefits payable at end of year                           --         13,971
Less benefits payable at beginning of year               (13,971)       (28,302)
                                                     -----------    -----------
Benefit payments to participants per the Form 5500   $ 5,773,165    $ 5,346,221
                                                     ===========    ===========

Benefits payable are recorded on the Form 5500 for lump-sum payments to participants who requested payment prior to December 31 but had not been paid as of that date.

The following is a reconciliation of total contributions per the financial statements to the Form 5500:

                                                       YEAR ENDED DECEMBER 31,
                                                          2002         2001
                                                       ----------   ----------
Total contributions per the financial statements       $6,552,646   $7,665,742
Add contributions refundable at end of year               203,275           --
                                                       ----------   ----------
Total contributions per the Form 5500                  $6,755,921   $7,665,742
                                                       ==========   ==========

                  Palm Harbor Homes, Inc. Employee Savings Plan

6. RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500 (CONTINUED)

Excess contributions refundable to certain participants in order to comply with certain nondiscrimination requirements for the year ended December 31, 2002 were not recorded on Form 5500.

7. SUBSEQUENT EVENTS

Effective June 7, 2002, Nationwide Homes, Inc. was acquired by Palm Harbor Homes, Inc. Effective January 1, 2003, the Nationwide Homes, Inc. Employees' Retirement/ Savings Plan (Nationwide Plan) was merged into the Plan and all Nationwide Plan participants automatically became participants in the Plan. The Nationwide Plan's net assets totaling $3,533,923 were transferred to the Plan effective January 13, 2003.

On June 19, 2003, the Company announced a reduction of its contributions to the Plan effective July 1, 2003, from 50% of the first 6% of compensation that a participant contributes to the Plan to 50% of the first 3% of compensation.

                              Supplemental Schedule
                                   and Exhibit

                  Palm Harbor Homes, Inc. Employee Savings Plan

         Schedule H; Line 4i - Schedule of Assets (Held At End of Year)

                                 EIN: 59-1036634
                                   Plan #: 003

                                December 31, 2002

                                                                    (c)
                          (b)                       DESCRIPTION OF INVESTMENT INCLUDING
        IDENTITY OF ISSUE, BORROWER, LESSOR,         MATURITY DATE, RATE OF INTEREST,                          (e)
  (a)             OR SIMILAR PARTY                   COLLATERAL, PAR OR MATURITY VALUE         (d)        CURRENT VALUE
  ---   ------------------------------------     ---------------------------------------       ---        -------------
   *    Fidelity Management Trust Company        Magellan Fund; 88,772 shares                   **        $   7,009,406

   *    Fidelity Management Trust Company        ContraFund; 183,682 shares                     **            7,090,124

   *    Fidelity Management Trust Company        Growth and Income Fund; 193,720 shares         **            5,871,659

   *    Fidelity Management Trust Company        Retirement Government Money Market Fund;
                                                    6,453,496 shares                            **            6,453,496

   *    Fidelity Management Trust Company        Asset Manager Fund; 206,395 shares             **            2,848,247

   *    Fidelity Management Trust Company        Diversified International Fund;
                                                    41,736 shares                               **              716,197

   *    Fidelity Management Trust Company        Value Fund; 31,935 shares                      **            1,481,482

   *    Fidelity Management Trust Company        Puritan Fund; 34,092 shares                    **              538,312

   *    Fidelity Management Trust Company        GNMA; 147,654 shares                           **            1,659,627

   *    Fidelity Management Trust Company        Low Price Stock Fund; 56,556 shares            **            1,423,511

   *    Fidelity Management Trust Company        Spartan U.S. Equity Index Fund;
                                                    1,457 shares                                **               45,384

   *    Fidelity Management Trust Company        Institutional Cash Portfolio;
                                                    231,151 shares                              **              231,150

   *    Fidelity Management Trust Company        Fidelity Freedom 2010 Fund; 26 shares          **                  300

   *    Fidelity Management Trust Company        Fidelity Freedom 2020 Fund; 28 shares          **                  296

   *    Fidelity Management Trust Company        Fidelity Freedom 2030 Fund; 14 shares          **                  142

                  Palm Harbor Homes, Inc. Employee Savings Plan

   Schedule H; Line 4i - Schedule of Assets (Held At End of Year) (continued)

                                 EIN: 59-1036634
                                   Plan #: 003

                                                                    (c)
                          (b)                    DESCRIPTION OF INVESTMENT INCLUDING
        IDENTITY OF ISSUE, BORROWER, LESSOR,       MATURITY DATE, RATE OF INTEREST,                         (e)
  (a)             OR SIMILAR PARTY                COLLATERAL, PAR OR MATURITY VALUE        (d)        CURRENT VALUE
  ---   ------------------------------------   --------------------------------------      ---        -------------
   *    Fidelity Management Trust Company      Fidelity Freedom 2040 Fund; 665 shares       **        $       3,897

   *    Palm Harbor Homes, Inc.                Common Stock; 171,302 shares                 **            2,992,646

   *    Participants Loans                     Interest rates range from 5.25% - 6.0%       --            2,621,487
                                                                                                      -------------
                                                                                                      $  40,987,363
                                                                                                      =============

*Indicates party-in-interest to the Plan.
**Investments are participant-directed, thus cost information is not applicable.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee of the Palm Harbor Homes, Inc. Employee Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                           PALM HARBOR HOMES, INC. EMPLOYEE SAVINGS PLAN
                                            Name of Plan



June 26, 2003
                           BY   /s/ KELLY TACKE
                              -------------------------------
                                Kelly Tacke
                                Vice President - Finance
                                Chief Financial Officer and Secretary

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
23                Consent of Independent Auditors
32.1              Certification